UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended:  December 31, 2009

COMMISSION FILE NUMBER:  0-4408

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Resource America, Inc. Investment Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Resource America, Inc.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, PA  19112

RESOURCE AMERICA, INC.
INVESTMENT SAVINGS PLAN

I N D E X

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of net assets available for benefits as of December 31, 2009 and 2008	4

Statement of changes in net assets available for benefits for the year ended December 31, 2009	5

Notes to Financial Statements	6

SUPPLEMENTAL INFORMATION

Schedule H, Line 4a − Schedule of Delinquent Deposits of Participant Contributions	15

Schedule H, Line 4i − Schedule of Assets (Held at End of Year)	16

SIGNATURE	17

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Resource America, Inc. Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Resource America, Inc. Investment Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Resource America, Inc. Investment Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits of the Plan for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedules of Delinquent Deposits of Participant Contributions and Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
October 15, 2010

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS
Investments, at fair value	$17,658,394	$10,556,611
Non-interest bearing cash	528	75,259
Receivables:
Participant contributions	32,838	154,663
Employer contributions	106,285	106,589
Dividends and interest	12,312	501
	151,435	261,753
Total assets	17,810,357	10,893,623

LIABILITIES
Due to plan sponsor	−	(58,629)
Accrued liabilities	−	(20,795)
Total liabilities	−	(79,424)

Net assets available for benefits, at fair value	17,810,357	10,814,199
Adjustment from fair value to contract value for interests in collective trusts relating to fully benefit-responsive investment contracts	67,239	127,508
NET ASSETS AVAILABLE FOR BENEFITS	$17,877,596	$10,941,707

The accompanying notes are an integral part of these statements.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

Contributions:
Participants	$2,490,314
Employer	1,206,314
Rollovers	385,889
Total contributions	4,082,517

Investment income:
Interest and dividend income	202,762
Net appreciation in fair value of investments	4,253,374
Net investment income	4,456,136

Deductions:
Benefits paid to participants	(1,535,131)
Plan expenses	(67,633)
NET INCREASE	6,935,889

Net assets available for benefits:
Beginning of year	10,941,707
End of year	$17,877,596

The accompanying notes are an integral part of this statement.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN

The following brief description of the Resource America, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Resource America, Inc. (the “Company”), covering substantially all employees of the Company and its subsidiaries.  Employees become eligible to participate in the employee deferred portion of the Plan beginning on the first day of the month following their date of hire.  Effective October 2008, employees with one year of service (calculated as a minimum of 1,000 hours) are eligible to receive Company matching and discretionary contributions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may elect to defer up to 100% of their pretax annual compensation, as defined in the Plan document and subject to annual limitations under the Internal Revenue Code (“IRC”).  Participants may elect to have all or any portion of their salary deferral contributions treated as Roth 401(k) contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also make rollover contributions from other qualified plans.

Each participant who has completed 1,000 hours of service is eligible for a matching contribution from the Company equal to 50% of the participant’s elective deferrals, up to a maximum elective deferral of 10% of eligible compensation as determined on a pay period basis.  The Plan was amended in July 2010 to change the eligibility criteria for the Company match to include twelve months of service.  In addition to matching contributions, the Company may make discretionary contributions as determined by the Company’s board of directors.  Company discretionary contributions are allocated based on a participant’s compensation as defined in the Plan document.  Contributions are subject to certain IRC limitations.  The Company’s matching contributions totaled $1,206,314 for the year ended December 31, 2009.  The Company did not make any discretionary contributions for the year ended December 31, 2009.

Effective March 25, 2009, participants may elect to change their deferral percentage on a bi-weekly basis; prior to this date elections could be changed quarterly (Note L).  Participants direct the investment of their deferral contributions and Company matching contributions into various investment options offered by the Plan.  At December 31, 2009, the Plan’s investment options included 11 mutual funds, two collective trusts, Atlas Energy, Inc. (“Atlas”)(NASDAQ: ATLS) and Resource America, Inc. (NASDAQ: REXI) common stock.  Participants , who hold Atlas shares, have the option of either holding or selling all of their shares of, but participants cannot sell less than all of their Atlas shares or acquire additional Atlas shares.

Participant Accounts

Each participant's account is credited with the participant’s contributions, rollover contributions, the Company’s matching contributions, an allocation of the Company’s discretionary contribution (if any), and actual investment earnings , actual investment losses and is charged with an allocation of administrative expenses.    The benefit to which a participant is entitled is the vested portion of the participant’s account.

Vesting

Participants are immediately vested in employee contributions, as adjusted for actual earnings or losses thereon.  Vesting in the Company’s employer matching and discretionary contribution portions of their accounts is based on years of continuing service.  A participant vests at the rate of 20% per year such that a participant is 100% vested after five years of credited service.  Employer contributions are fully vested upon death or disability of the participant.

Forfeitures

Forfeited amounts, if any, and earnings thereon, are available to reduce future employer contributions and to pay Plan expenses.  As of December 31, 2009 and 2008, the Plan had accumulated forfeitures of $29,102 and $4,489, respectively to pay Plan expenses or offset employer contributions.  During the year ended December 31, 2009, forfeitures were used to pay $62,842 of plan expenses and $104 of employer contributions.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2009 and 2008

NOTE A - DESCRIPTION OF PLAN − (Continued)

Payment of Benefits

Upon termination of service, retirement, death or disability, the vested portion of a participant’s account may be distributed to the participant or beneficiary by transfer to another qualified plan or IRA account, through a lump-sum distribution or in installment payments.  There are additional provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age.  If a participant's account balance is less than $5,000 but greater than $1,000 upon termination, a distribution of the participant's account may be made automatically into an IRA.  If a participant's account balance is less than $1,000 upon termination, a distribution of the participant's account may be made automatically in a single lump-sum cash distribution.

In-service withdrawals of all or a portion of a participant's vested account balance may be made by participants who have attained the age of 59 1/2.  Hardship withdrawals from a participant’s deferral contribution accounts are permitted when certain criteria are met.  However, subsequent to a hardship withdrawal, the participant’s pre-tax and/or Roth after-tax contributions will be suspended for a period of six months.  In-service withdrawals of all or a portion of a participant’s rollover account balance may be withdrawn at any time.

Participant Loans

The Plan allows participants to borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may elect a repayment term of up to 60 months, with longer terms available when the loan is used for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% as of the most recently completed quarter at the time the loan is made.  Principal and interest is generally paid ratably through bi-weekly payroll deductions.

Plan Administration

The Plan incurred administrative expenses of $67,633 for the year ended December 31, 2009, of which $62,842 was funded from the Plan’s forfeiture account.  Certain administrative expenses were paid by the Company.  The Company has the option, but not the obligation, to pay any of the Plan’s administrative expenses.  In addition, certain administrative functions are performed by officers or employees of the Company for which the officer or employee receives no compensation from the Plan nor is the Plan charged by the Company for these services.

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP)

Investment contracts held by a defined contribution plan are reported at fair value.  However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Bank of America Retirement Preservation Trust fund held by the Plan is considered fully benefit-responsive (Note C).  The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of Plan assets, liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Adoption of New Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an accounting pronouncement establishing the FASB Accounting Standards Codification (the “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.  This guidance was effective for financial statements issued for periods ending after September 15, 2009.  On the effective date, all accounting and reporting standards were superseded.  The Plan adopted the presentation for the annual period ended December 31, 2009, as required, and adoption did not have a material impact on the Plan’s financial statements taken as a whole.

On September 30, 2008, the FASB issued Accounting Standards Update (ASU) 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).  In accordance with ASU 2009-12, an entity is permitted, as a practical expedient, to estimate the fair value of an investment using the net asset value per share (or its equivalent) if the net asset value per share of the investment is calculated in a manner consistent with the measurement principles of the FASB guidance for investment companies as of the reporting date.  ASU 2009-12 also requires expanded disclosures about redemption restrictions, unfunded commitments and the investment strategies of the investees.  The major category of investment is required to be determined on the basis of the nature and risks of the investment in a manner consistent with the guidance for major security types in U.S. GAAP on investments in debt and equity securities.  ASU 2009-12 is effective for periods ending after December 15, 2009.  The Plan adopted the presentation for the annual period ended December 31, 2009, as required, and adoption did not have a material impact on its Plan’s financial statements taken as a whole.

New Accounting Standards Issued But Not Yet Effective

In January 2010, the FASB issued accounting guidance to enhance fair value measurement disclosures by requiring the reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reason for the transfers.  Furthermore, activity in Level 3 fair value measurements should separately provide information about purchases, sales, issues and settlements rather than providing that information as one net number.  This guidance is effective for financial statements issued for periods beginning after December 15, 2009, with the exception of the enhanced Level 3 disclosures, which are effective for reporting periods beginning after December 15, 2010.  The Plan does not expect that application of this guidance will have a material impact on its financial statements.

NOTE C – FAIR VALUE MEASUREMENTS

The Plan follows FASB guidance for fair value which established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2009 and 2008

NOTE C – FAIR VALUE MEASUREMENTS– (Continued)

Level 2 − Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 − Unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and that are, consequently, not based on market activity, but upon particular valuation techniques.

An asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stock

Common stock which is actively traded is valued at quoted market prices on nationally recognized securities exchanges are classified as Level 1 investments.

Mutual funds

Mutual funds which are actively traded are valued at quoted market prices on nationally recognized securities exchanges and represent the net asset value of shares held by the Plan at year-end are classified as Level 1 investments.

Participant loans

Participant loans are valued at amortized cost, which approximates fair value and are classified as Level 3 investments.

Collective trusts

Collective trust funds are comprised of a non-fully benefit-responsive investment fund and a fully benefit-responsive investment fund.

Investments in the non-fully benefit-responsive investment fund, Bank of America Equity Index Trust, are valued at the net asset value of the units held by the Plan which is based on quoted market prices of the underlying securities of the fund and are classified as Level 2 investments.

The fully benefit-responsive investment fund, the Bank of America (formerly Merrill Lynch), N.A. Retirement Preservation Trust (“RPT”), is a stable value fund which seeks to provide preservation of capital, liquidity and current income at levels typically higher than a money-market fund.  The RPT invests primarily in synthetic guaranteed investment contracts (“SICs”).  SICs are a combination of a portfolio of underlying securities plus a wrapper contract (which provides market and cash flow risk protection) issued by a financially responsible third-party.  The fair value of the underlying securities is based on available bid prices or market quotations provided by dealers and pricing services.  In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrixes, market transactions in comparable investments, various relationships observed in the market between investments and calculated yield measures based on valuation technology commonly employed in the market for such investments, and estimated cash flows and are classified as Lvel 3 investments.  The wrapper contracts are valued using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged.  The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of year-end.  The fair value of the RPT is then adjusted to contract value (cost plus accrued interest) in the statements of net assets available for benefits.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2009 and 2008

NOTE C – FAIR VALUE MEASUREMENTS – (Continued)

Collective trusts- continued

Wrap contracts accrue interest using a formula called the “crediting rate” which converts market value changes of the underlying securities into income distributions in order to minimize the difference between the market and contract value of the underlying securities over time.  The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments.  The difference is amortized over the duration of the covered investments.  The crediting rate is primarily impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments.  The key factors that could influence future crediting rates are changes to market interest rates, changes in the market value of securities, changes in the duration or weighted average life of securities and deposits or withdrawals.  The crediting rate can be adjusted periodically and is usually adjusted monthly or quarterly, but in no event is the crediting rate less than 0%.  The average yield earned by the RPT (which differs from the interest rate credited to participants) was 2.35% and 9.49% for the years ended December 31, 2009 and 2008, respectively.  The average yield earned by the RPT with an adjustment to reflect the actual interest rate credited to participants in the RPT for the years ended December 31, 2009 and 2008 was 2.57% and 4.10%, respectively.

Certain events or conditions could potentially limit the ability of the RPT to transact at contract value.  Examples of such events or conditions include, but are not limited to, partial or complete legal termination of the RPT or the Plan, tax disqualification of the RPT or the Plan, withdrawal of the Plan Sponsor, and certain RPT amendments if issuers’ consent is not obtained.  At December 31, 2009, the RPT trustee does not believe that any events which would limit the RPT’s ability to transact at contract value with participants are probable of occurring.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s investments by level, within the fair value hierarchy, the Plan’s investments measured on a recurring basis at fair value as of December 31, 2009:

	Level 1	Level 2		Level 3		Total
Investments:
Common stocks	$6,027,680	$	−	$	−	$6,027,680
Mutual funds:
Value funds	2,944,569		−		−	2,944,569
Growth funds	2,904,363		−		−	2,904,363
Blended funds	1,844,039		−		−	1,844,039
Fixed income funds	1,601,880		−		−	1,601,880
Total Mutual funds	9,294,851		−		−	9,294,851

Collective trusts (1)	−		1,209,603		926,939	2,136,542
Participant loans	−		−		199,321	199,321
Total investments, at fair value	$15,322,531		$1,209,603		$1,126,260	$17,658,394

(1)	Collective trusts include investments in a stable value fund and a domestic equity fund that seeks to replicate the total return and composition of the S&P 500.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2009 and 2008

NOTE C – FAIR VALUE MEASUREMENTS – (Continued)

The following table sets forth the Plan’s investments by level, within the fair value hierarchy, the Plan’s investments measured on a recurring basis at fair value as of December 31, 2008:

	Level 1	Level 2		Level 3		Total
Investments:
Common stocks	$3,494,061	$	−	$	−	$3,494,061
Mutual funds	5,321,606		−		−	5,321,606
Collective trusts	−		774,985		789,799	1,564,784
Participant loans	−		−		176,160	176,160
Total investments at fair value	$8,815,667		$774,985		$965,959	$10,556,611

The following table sets forth a summary of changes in fair value of the Plan’s Level 3 investments for the year ended December 31, 2009:

	Participant Loans	Collective Trusts
Beginning balance, January 1, 2009	$176,160	$789,799
Purchases, sales, issuances, and settlements, net	23,161	76,871
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts, net	−	60,269
Ending balance, December 31, 2009	$199,321	$926,939

NOTE D - INVESTMENTS

The following table identifies the fair value of the Plan’s investments at December 31, 2009 and 2008 that represent 5% or more of the Plan’s net asset at December 31, 2009 and 2008:

	December 31,
	2009	2008
Bank of America, N.A. Retirement Preservation Trust	$926,939	$789,799
Bank of America, N.A. Equity Index Trust	1,209,603	774,985
Mainstay Large Cap Growth Fund A	1,727,628	1,088,772
Hartford Capital Appreciation Fund, R4	1,645,681	998,253
Eaton Vance Large Capital Value Fund, Class A	1,087,957	668,145
American Capital World Growth and Income Fund	923,235	*
Atlas Energy, Inc. common stock.	4,493,311	2,328,703
Resource America, Inc. common stock	1,534,369	1,165,358

*	Fund does not represent 5% or more of the Plan’s net assets as of December 31, 2008.

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$1,780,984
Common Stocks:
Resource America, Inc.	(22,690)
Atlas Energy, Inc.	2,255,746
Collective Trusts	239,334
Net appreciation	$4,253,374

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2009 and 2008

NOTE E – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of the Company, the Plan sponsor.  The Plan held 379,794 and 291,339 shares of the Company’s common stock at December 31, 2009 and 2008, respectively.  During the year ended December 31, 2009, the Company’s common stock held by the Plan depreciated in value by $22,690.

Certain Plan assets are invested in shares of common stock of Atlas, an affiliate and former subsidiary of the Company.  The Plan held 149,081 and 156,815 shares of Atlas common stock at December 31, 2009 and 2008, respectively.  During the year ended December 31, 2009, Atlas common stock held by the Plan appreciated in value by $2,255,746.

Certain administrative functions are performed by officers or employees of the Company for which the officers or employees receives no compensation from the Plan nor is the Plan charged by the Company for these services as discussed in Note A.

The Company will pay lost earnings and applicable excise taxes related to delinquent participant contributions (see Note I).

NOTE F – TAX STATUS

The Internal Revenue Service (“IRS”) has issued an opinion letter dated March 31, 2008 stating that the prototype Plan document used by the Plan was designed in accordance with applicable sections of the IRS code.

During the Plan year, the Company determined that certain operational failures with regard to employer contributions, under vesting of benefits, loans improperly granted and loan repayments not timely commenced that, if not properly corrected, could be treated by the IRS as “Qualification Failures”, as defined by the IRS, which in turn could affect the tax qualification status of the Plan and its related trust.  The Company is in the process of correcting these issues in accordance with the IRS Employee Plans Compliance Resolution System Voluntary Compliance Program (in accordance with IRS Rev. Proc. 2008-50).  The Plan has properly accrued employer contributions receivable in the statement of net assets available for benefits as of December 31, 2009 related to these matters.  Accordingly, the Plan administrator believes that the Plan will retain its tax-qualified status and the related trust will remain tax exempt and therefore no provision for income taxes is necessary.

NOTE G - PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a Plan termination, participants would become 100% vested in Company contributions.

NOTE H – RISKS AND UNCERTAINTIES

The Plan provides for participants to invest in various investment securities which are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.  As of December 31, 2009 and 2008, 9% and 11%, respectively, of the Plan’s assets were invested in the common stock of the Company (market price of $4.04 and $4.00 per share, respectively).  At December 31, 2009 and 2008, 25% and 21%, respectively, of the Plan’s assets were invested in the common stock of Atlas Energy, Inc. (market price of $30.14 and $14.85 per share, respectively).

NOTE I – PROHIBITED TRANSACTIONS

During the period from October 1, 2006 through December 31, 2009, the Company failed to timely deposit participant contributions and loan repayments (aggregating approximately $1,992,697) within the timeframe required by Department of Labor (“DOL”) regulations.  As such, these late deposits are considered prohibited transactions.  $1,988,925 of the late deposits had been contributed to the Plan and lost earnings were contributed to the Plan during the year ended December 31, 2009 and as such, are fully corrected.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2009 and 2008

NOTE J – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$17,877,596	$10,941,707
Adjustment from fair value to contract value for interests in collective trusts relating to fully benefit-responsive investment contracts	(67,239)	(127,508)
Amounts allocated to withdrawing participants	(382)	(7,957)
Net assets available for benefits per the Form 5500	$17,809,975	$10,806,242

The following is a reconciliation of the Plan’s net increase in net assets available for benefits per the financial statements for the year ended December 31, 2009 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$6,935,889
Adjustment from fair value to contract value for interests in fully benefit-responsive investment contracts	(67,239)
Adjustment from fair value to contract value for interests in fully benefit-responsive investment contracts in the prior year	127,508
Amounts allocated to withdrawing participants	(382)
Amounts allocated to withdrawing participants in the prior year	7,957
Net increase in net assets available for benefits per the Form 5500	$7,003,733

NOTE K – UNREGISTERED SHARES OF RESOURCE AMERICA, INC. COMMON STOCK

In March 2009, the Company discovered that its previously filed Form S-8 registration statement (file no. 333-03077) did not register a sufficient number of securities to cover all of the shares issued by the Company under the Plan. Because the Company sponsors the Plan, it is required to register certain transactions in the Plan related to shares of the Company’s common stock.  The Company inadvertently failed to register transactions in the Plan relating to up to approximately 180,000 shares (the “Shares”) for the Plan.

In April 2009, the Company filed an S-8 registration statement (file no. 333-158557) to register future stock issuances to the Plan.  Nonetheless, the Company may be subject to civil and other penalties by regulatory authorities as a result of the failure to register these transactions.  The Company has implemented monitoring procedures to ensure that in the future it timely meets its registration obligations with respect to the Plan and other employee benefit plans.

The Company believes that historically it has always provided the employee-participants in the Plan with the same information they would have received had the registration statement been filed.  Original purchasers of the Shares may have rescission rights with respect to such Shares, which rights represent a contingent liability of the Company.  There has been no rescission of shares by any of the original purchasers as of October 15, 2010.

NOTE L – PLAN AMENDMENT

The Plan was amended effective March 25, 2009 to allow participants to change their deferral contribution elections each pay period.  Prior to this amendment, participants were permitted to change their deferral contribution elections quarterly (Note A).

NOTE M – SUBSEQUENT EVENTS

The Plan has evaluated subsequent events and determined that no events have occurred which would require an adjustment to the Plan financial statements.

SUPPLEMENTAL INFORMATION

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4a −
SCHEDULE OF DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS
For the year ended December 31, 2009

Employer Identification Number:  72-0654146
Plan Number:  001

Participant Contributions Transferred Late To Plan	Total that Constitute Non-exempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction In VFCP
$ 597,641 (1)	$ −	$597,641 (5)	$ −	$ −
$ 390,380 (2)	$ −	$390,380 (5)	$ −	$ −
$ 354,638 (3)	$ −	$354,638 (5)	$ −	$ −
$ 646,266 (4)	$ −	$646,266 (5)	$ −	$ −
$ 3,772 (4)	$ 3,772 (6)	$ −	$ −	$ −

(1)	For the plan year ended September 30, 2007.

(2)	For the plan year ended September 30, 2008.

(3)	For the short plan year ended December 31, 2008.

(4)	For the plan year ended December 31, 2009.

(5)	Participant contributions, loan repayments and lost interest funded to Plan and, therefore, are fully corrected.

(6)	Participant contributions, loan repayments and lost interest not funded timely to the Plan.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4i −
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

Employer Identification Number:  72-0654146
Plan Number:  001

		(c)
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)	(e) Current Value
*	Resource America, Inc. (Nasdaq: REXI)	Common Stock	x	$1,534,369
*	Atlas Energy, Inc. (Nasdaq: ATLS)	Common Stock	x	4,493,311
	Mainstay Large Capital Growth Fund A	Mutual Fund	x	1,727,628
	Hartford Capital Appreciation Fund, R4	Mutual Fund	x	1,645,681
	Eaton Vance Large Capital Value Fund, Class A	Mutual Fund	x	1,087,957
	Allianz NFJ Small Capital Value Fund	Mutual Fund	x	786,036
	American Century Heritage Fund Advisor Fund	Mutual Fund	x	873,585
	American Century Government Bond Fund	Mutual Fund	x	745,679
	American Capital World Growth & Income Fund	Mutual Fund	x	923,235
	PIMCO Total Return A Fund	Mutual Fund	x	856,201
	Van Kampen Small Capital Growth Fund, A	Mutual Fund	x	303,150
	Thornburg International Value Fund, R4	Mutual Fund	x	198,358
	Columbia Mid Capital Value Fund, A	Mutual Fund	x	147,341
*	Bank of America Retirement Preservation Trust	Collective Trust	x	926,939
*	Bank of America Equity Index Trust	Collective Trust	x	1,209,603
*	Participant loans	4.25% - 9.25%	x	199,321
				$17,658,394

*       Represents a party-in-interest

x       Cost is not required for participant-directed investments

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
October 15, 2010	By: /s/ Dean R. McQuirns
Dean R. McQuirns
Plan Administrator